Exhibit 99.1
INTERIM STATEMENT 6M 2024 For further information, please contact: Volker Braun, EVP Head of Global Investor Relations & ESG, volker.braun@evotec.com, M. +49.(0)151.1940 5058, www.evotec.com

HIGHLIGHTS } SECOND QUARTER INFLUENCED BY VOLATILITY IN SHARED R&D PORTFOLIO AND CAPACITY RAMP-UP OF J.POD TOULOUSE, FRANCE } IMPROVED ORDER INTAKE IN DISCOVERY NOT FULLY TRANSLATING INTO REVENUES IN 2024 } RESET FOR PROFITABLE GROWTH ON TRACK; FIRST VISIBLE EFFECTS IN H2 } REFINED GUIDANCE FOR FY 2024 TARGETING REVENUES IN A RANGE OF € 790 - 820 M; ADJ. EBITDA EXPECTED WITHIN RANGE OF € 15 - 35 M } EXPANSION OF TECH PARTNERSHIP WITH SANDOZ (AFTER PERIOD-END) } CLOSING OF A SYNDICATED LOAN FACILITY IN THE AMOUNT OF € 250 M (AFTER PERIOD-END) } START OF NEW CEO DR CHRISTIAN WOJCZEWSKI ON 1 JULY NAVIGATING IN A CHALLENGING H1 2024 } Group revenues increased by 2% (without fx impacts) to € 390.8 m (6M 2023: € 383.8 m) } Total Shared R&D revenues decreased by (7)% to € 302.4 m (6M 2023: € 324.8 m), due to a challenging market environment; Just - Evotec Biologics revenues increased by 50% to € 88.5 m (6M 2023: € 59.0 m) } Adjusted Group EBITDA totalled € (0.5) m (6M 2023: € 33.9 m) driven by a still unfavourable relation of revenues and costs in the Shared R&D segment as well as costs related to the ramp up of the new J.POD in Toulouse, France. } Closed sales in second quarter related to differentiated discovery services doubled versus an already very strong first quarter. INTERIM STATEMENT 6M 2024 2 2

STRONG DEVELOPMENTS IN INTEGRATED R&D AND PRECISION MEDICINE PLATFORMS } New and extended collaborations signed with Owkin (immunology and inflammation), Crohn’s & Colitis Foundation (inflammatory bowel disease), Variant Bio (fibrosis), Bayer (precision cardiology), CHDI (Huntington’s disease), Inserm, Lille University Hospital and Inserm Transfert (obesity and metabolic diseases) } Further progress made in strategic neuroscience collaboration with Bristol Myers Squibb (BMS), research payments of US$ 25 m and US$ 20 m, announced in January and June } Validation of Just – Evotec Biologics’ strategy with new and extended agreements, e.g. with ABL, Fibrogen, and the U.S. Department of Defense Events after Period-End } Expansion of tech partnership with Sandoz for development and commercial manufacturing of biosimilars } New multi-year master research collaboration and option and license agreement with Pfizer, initially focusing on early discovery research for metabolic and infectious diseases } Further progress made in strategic neuroscience collaboration with Bristol Myers Squibb, payments of US$ 25 m received CORPORATE } Management Board transition completed: Effective 01 July 2024, Dr Christian Wojczewski took over as Chief Executive Officer (“CEO”) from interim CEO Dr Mario Polywka; since 15 June 2024 Aurélie Dalbiez appointed new Chief People Officer (“CPO”) } Reset for profitable growth on track to achieve expected annualized adjusted EBITDA improvement of over € 40 m starting in H2 2024, through ◦ Exit of gene therapy and closing site of Orth, Austria and Chemistry activities in Marcy (Lyon) ◦ In the first half of 2024 the group decided that the operation of Halle/Westphalia, Germany is no longer considered a core activity ◦ Benefits from global purchasing optimisation programme ◦ Identified headcount reduction potential of approximately 400 roles across the global footprint ◦ Reduction of physical footprint through surrendering of certain lease agreements ◦ One-off costs related to priority reset measures of € 68 m have been recognized as of H1 } Evotec receives NASDAQ notice related to late filing of 20-F; filing completed on 14 August 2024 } Annual General Meeting 2024: Most agenda items adopted with great majority; Wesley Wheeler and Duncan McHale elected to the Supervisory Board, replacing Dr Elaine Sullivan and Dr Mario Polywka INTERIM STATEMENT 6M 2024 3 3

REFINED BUSINESS OUTLOOK FOR FULL-YEAR 2024 } Group revenues expected in the range of € 790 – 820 m (2023: € 781.4 m€ 781.4 m). . } R&D expenditures are expected in a range of € 50 – 60 m (2023: €64.8 m). } Adjusted Group EBITDA is expected to reach € 15 – 35 m (2023: €66.4 m€ 64.8 m). While the company saw good growth in sales orders, phasing and mix related to longer contract terms and less fast turning service business suggest that the contribution in 2024 will be lower than initially anticipated. In addition, EBITDA is affected from higher ramp-up costs at Just - Evotec Biologics to meet significantly sales order. INTERIM STATEMENT 6M 2024 4 4 evotec INTERIM STATEMENT 6M 2024

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first six months 2024 compared to the same period in 2023. More detailed information can be found in the notes section of this interim statement.

Key figures of consolidated income statement & segment information
Evotec SE & subsidiaries – First six months of 2024

In k€	***2024*** ***Evotec Group***	***2023*** ***Evotec Group***
Revenues[1]	390,850	383,835
Intersegment revenues	—	–
Costs of revenues	(340,348)	(284,275)
Gross profit	**50,501**	**99,560**
Gross margin in %	*13%*	*26%*
R&D expenses[2]	(29,253)	(30,863)
SG&A expenses	(91,905)	(88,192)
Other operating income	24,233	38,486
Other operating expense	(7,933)	(37,645)
Impairments of intangible assets	–	(5,119)
Reorganization costs	(68,456)	—
Operating income (loss)	**(122,813)**	**(23,773)**
Adjusted EBITDA[3),4)]	***(467)***	***33,919***

1) Group revenues would have amounted to €389.8 m at constant exchange rates
2) H1 2023 includes € 1.8 m partnered R&D, not applicable in H1 2024
3) Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.
4) As of Q3 2023, the external, one-off related cyber expenses are excluded from Adjusted Group EBITDA and amount to €5.1 m in H1 2024 (H1 2023: € 7.8 m). Internal costs of recovery are included in Adjusted Group EBITDA. Adjusted EBITDA as of H1 2023 has been adjusted accordingly in order to reflect this new defintion.

The following table details Evotec's segment revenues and operating income (loss) for the three months ended 31 March 2024:

In T€	***Shared R&D***	***Just Evotec Biologics***	***Intersegment Eliminations***	***Evotec Group 3M 2024***
Revenues	**302,379**	**88,924**	**(453)**	**390,850**
Operating result	**(113,617)**	**(9,196)**	**–**	**(122,813)**

5

REPORT ON THE FINANCIAL SITUATION AND RESULTS 1. Results of operations During the six months ended 30 June 2024 Group revenues increased by 2% to € 390.8 m compared to the same period of the previous year (6M 2023: € 383.8 m). The increase was driven by 50% higher revenues within Just-Evotec Biologics, however, within the Shared R&D segment, the revenue decreased by (7)% compared to the comparable prior year period. Excluding the positive fx-effects, Group revenues increased by 1.6% to €389.8 m. Base business increased by 3% from €379.6 m in 6M 2023 to €390.7 m in the six months ended 30 June 2024. The Costs of revenue for the six months ended 30 June 2024 amounted to € 340.3 m (6M 2023: € 284.3 m) yielding a gross margin of 12.9% (6M 2023: 25.9%). Within the comparable prior year, €31.5 m were reclassified from Costs of revenue towards Other Operating Expense, representing the internal effort of the Operations functions focused on business recovery after the cyber-attack. The other main driver of the increase in the costs of revenue lies within Just-Evotec Biologics due to higher headcount numbers and therefore higher labour costs, as well as increased material and supplier costs to cover the increased business. R&D expenses decreased to € 29.3 m, compared to € 30.9 m in the six months ended 30 June 2023 ((5.2)%), with a focused capital allocation to selected R&D projects. SG&A expenses for the six months ended 30 June 2024 amounted to € 91.9 m and were thus € 3.7 m or 4% higher compared to last year (6M 2023: € 88.2 m) especially driven by higher IT costs as well as Business Development and General & Admin expenses. The increase was related to higher personnel costs, consultancy and depreciation expenses. Overall, SG&A expenses have increased significantly more than the revenue growth in the past years and a simplification of the organization structure, operating model and footprint is needed as announced in the reorganization program. For the six months ended 30 June 2024, other operating income amounted to € 24.2 m, compared to € 38.5 m for the comparable prior year period. The decrease was driven by the Sanofi contribution that ended in 2023 (6M 2023 €16.9 m). Key driver for the decrease of other operating expenses from € 37.6 m in the first six months 2023 to € 7.9 m in the first six months 2024 were the internal and external costs related to the recovery after the cyber-attack, which are significantly lower within H1 2024.six months ended 30 June 2024. The Group has also reviewed its finite lived intangible assets as well as Goodwill for impairment whenever triggering events or changes in circumstances indicate that carrying amount value may not be recoverable. Following this review, the Group has not identified any impairment trigger. In the six months ended 30 June 2023, the review led to the recognition of an impairment loss of €(5.1) m linked to research and development projects. For the six months ended 30 June 2024 Reorganisation costs amounted to €(68.5) m driven by planned headcount reduction, planned closure of select sites, and the further reduction of physical footprint through surrendering of certain lease agreements and the associated costs. Adjusted Group EBITDA for the six months ended 30 June 2024 amounted to € (0.5) m (6M 2023: € 33.9 m) driven by higher Costs of revenues and SG&A expenses and less contributions within Other operating income. The net income (loss) as of 30 June 2024 amounted to € (115.6) m (6M 2023: € (28.8) m), predominantly driven by higher costs of revenues and reorganization costs, partly offset by lower other operating expenses. INTERIM STATEMENT 6M 2024 6 6

2. Results in our reportable segments Shared R&D and Just-Evotec Biologics In the Shared R&D segment, revenues (incl. intersegment revenues) decreased by (7)% to € 302.4 m (6M 2023: € 324.8 m) mainly driven by a weaker performance within parts of the Discovery business area partially offset by increased revenues within the transactional business areas that was impacted heavily in the prior year after the cyber-attack. Costs of revenue within Shared R&D were at € 259.5 m in the six months ended 30 June 2024 (6M 2023: € 242.8 m), corresponding to a gross margin of 14.2% (6M 2023: 25.3%). The decrease in the gross margin was mainly driven by a lower top-line performance, a high fixed-cost base and under-utilization in some areas of Shared R&D. In the six months ended 30 June 2023 we reclassified €22.1 m from Costs of revenues to Other operating expenses as this was the time we spent on recovering after the cyber-attack. R&D expenses decreased to € 29.3 m (6M 2023: € 31.0 m), with a focused capital allocation approach to specific R&D projects. SG&A expenses increased to € 74.9 m (6M 2023: € 73.5 m), mainly caused by an increase in IT expenses. For the six months ended 30 June 2024, other operating income amounted to € 23.1 m, compared to € 37.4 m for the comparable prior year period, driven by the conclusion of the Sanofi contribution in 2023. Other operating expenses were € 7.9 m (6M 2023: € 28.2 m) driven by one-off expenses related to the cyber-attack but significantly lower compared to the comparable prior year period due to less internal and external cyber costs The adjusted EBITDA of the Shared R&D segment was € (3.8) m (6M 2023: € 29.2 m), due to lower revenues on an increasing cost base within costs of revenues and SG&A expenses and lower other operating income. Revenues within Just-Evotec Biologics increased to € 88.5 m (6M 2023: € 59.0 m). This growth of 50% was strongly driven by the higher order book in our Redmond, US plant. The new factory in Toulouse, France, is expected to be fully operational in Q1 2025. Costs of revenues of € 81.0 m were incurred in the first six months 2024 with higher labour and service and supplier costs to cover the increased base business in the US and the continuous ramp-up in France, compared to € 41.5 m within the six months ended 30 June 2023, where we were still in the ramp up phase in the US. In the same period, gross margin significantly decreased to 8.9% from 29.6% in the first six months 2023, where last year was driven by the recognition of Sandoz work packages. The increase in SG&A expenses (6M 2024: € 17.0 m vs. 6M 2023: € 14.7 m) was mainly caused by higher headcount and the continuous investment in IT-systems and process improvements. Other Operating Expense decreased by € 9.4 m, as this amount was reclassified from Costs of Revenues to Other Operating Expense within the six months ended 30 June 2023 related mainly to time spent on recovering after the cyber-attack. The adjusted EBITDA within Just-Evotec Biologics has decreased to € 3.3 m (6M 2023: € 4.8 m), as the cost base has increased stronger than the revenue growth. Within the six months ended 30 June 2023, we recognized a higher upfront revenue compared to this year. The base business development however, shows a positive development. 3. Financing and financial position Net cash used in operating activities in the first six months ended 30 June 2024 was € (98.6) m compared with € (7.3) m in the first six months 2023. This year’s figure is negatively affected by an increased net loss and unfavourable changes in working capital. INTERIM STATEMENT 6M 2024 7 7

Net cash used in investing activities for the six months ended 30 June 2024 amounted to € (62.2) m (6M 2023: € 34.7 m). Capital expenditure decreased to € 75.5 m (6M 2023: € 104.0 m) and was mainly related to investments in the Just-Evotec Biologics production facilities. The proceeds from current investments (net) decreased significantly to € 17.1 m (6M 2023: € 141.6 m) and originated from the (net) sale of bonds and fixed term investments. Net cash used in financing activities was € (124.9) m in the six months ended 30 June 2024 (6M 2023: € 6.2 m) which mainly results from the repayments of loans and lease obligations amounting to € (122.5) m (6M 2023: € (10.6) m ). Cash and cash equivalents amounted to € 221.9 m as of 30 June 2024 (31 December 2023: € 510.9 m ). Total Liquidity decreased to € 298.9 m (31 December 2023: € 604.1 m). 4. Assets, liabilities, and stockholders’ equity Assets Between 31 December 2023 and 30 June 2024, total assets decreased by € 253.6 m to € 1,998.9 m (31 December 2023: € 2,252.5 m). Investments amounted to € 77.0 m (31 December 2023: € 93.2 m). This decrease was due to the net sale of coupon bonds. Trade and other receivables increased in the six months ended 30 June 2024 by € 21.9 m to € 120.2 m (31 December 2023: € 98.4 m). The increase was predominantly due to issued invoices to one of our key customers. Contract assets amounted to € 35.4 m (31 December 2023: € 25.0 m). This increase is mainly due to an increase in contract assets in Just Evotec Biologics Inc. of € 8.3 m. Current tax assets increased from € 80.7 m as per 31 December 2023 to € 104.5 m as per 30 June 2024. The increase mainly resulted from an increase in R&D tax credits as well as a reclassification from non-current tax assets. Other current financial assets including derivatives decreased to € 10.4 m (31 December 2023: € 12.8 m) which is mainly due to a decrease in the fair value of our derivatives. Prepaid expenses and other current assets as of 30 June 2024 decreased by € 2.6 m to € 48.8 m compared to 31 December 2023 (€ 51.3 m) primarily due to a decrease in VAT receivables. Non-current investments and other non-current financial assets amounted to € 124.2 m (31 December 2023: € 139.0 m). This decrease resulted mainly from the revaluation of Evotec’s share in Exscientia plc and Sernova Corp. Property, plant and equipment increased by € 13.2 m to € 819.7 m (31 December 2023: € 806.6 m) driven by capital expenditures for site expansions, especially in Just - Evotec Biologics EU SAS and Just - Evotec Biologics Inc., exceeding the depreciation as well as the effect from the early termination of lease contracts in connection with the reorganization. INTERIM STATEMENT 6M 2024 8 8

Intangible assets and Goodwill increased by € 5.0 m compared with 31 December 2023, to € 296.1 m (31 December 2023: € 291.1 m), primarily due to new developed technologies in relation with the Sandoz collaboration as well as to a positive impact from foreign currency translation. Non-current tax assets decreased to € 68.9 m (31 December 2023: € 94.4 m) mainly due to the reclassification to current tax receivables. Deferred tax assets increased to €29.4 m (31 December 2023: €14.3 m) mainly driven by additional tax loss carry forwards in Germany. Liabilities Current financial liabilities decreased to €45.3 m (31 December 2023: €149.1 m) due to the repayment of of a “Schuldscheindarlehen” and the related interest. Trade and other payables decreased by € 47.4 m in the six months ended 30 June 2024 to € 86.9 m (31 December 2023: € 134.3 m), resulting from the settlement of a high amount of invoices in the first half of 2024. Current and non-current contract liabilities decreased by € 28.6 m to € 224.3 m (31 December 2023: € 252.9 m) due to the recognition of revenue in relation with a BMS collaboration. Current and non-current provisions increased by € 58.4 m to € 119.6 m (31 December 2023: € 61.2 m), mainly driven by an additional provision in the amount of € 64.5 m in relation with our global reorganization, partially offset by the payout of the employee bonus. Stockholders’ equity Total stockholders’ equity decreased by € 108.4 m to € 1,011.5 m (31 December 2023: € 1,119.9 m). Evotec’s equity ratio as of 30 June 2024 remained stable with 50.6% (31 December 2023: 49.7%). 5. Human Resources Employees Headquartered in Hamburg, Germany, the Evotec Group employs 5,022 people globally as of 30 June 2024 (31 December 2023: 5,061 employees), which corresponds to a decrease of (0.8)% to the prior year’s end. Overall, the number of employees grew by 39 compared to the six months ended 30 June 2023 with 4,983 , driven by increased headcount in Just - Evotec Biologics. Stock-based compensation During the first half of 2024, a total of 536,044 Share Performance Awards and of 591,829 Restricted Awards were granted. Thereof, 117,292 awards were given to the members of the Management Board. The remaining number of awards were given to other key employees. INTERIM STATEMENT 6M 2024 9 9 evotec
INTERIM STATEMENT 6M 2024

During the first half-year 2024, 367,649 shares were issued through the exercise of Share Performance Awards. As of 30 June 2024, the total number of Share Performance and Restricted Awards available for future exercise amounted to 2,542,238 (approximately 1.0% of shares in issue).

Share Performance and Restricted Awards have been accounted for under IFRS 2 using the fair value at the grant date. The Supervisory Board of Evotec SE does not hold any Share Performance Awards.

Shareholdings of the Boards of Evotec SE as of 30 June 2024

	Shares	Stock Options	Outstanding Shares from vested SPA´s	Granted unvested SPA´s and RSA´s (total)	Restricted Shares from STI Payout
Management Board					
Dr Mario Polywka	11,938	–	–	—	—
Dr Cord Dohrmann	183,356	–	–	132,768	10,679
Dr Matthias Evers	–	–	–	103,593	—
Dr Craig Johnstone	28,844	–	–	122,179	—
Laetitia Rouxel	–	–	–	32,214	—
Aurélie Dalbiez	–	–	–	–	–
Supervisory Board					
Prof. Dr Iris Löw-Friedrich	—	—	—	—	—
Roland Sackers	—	—	—	—	—
Camilla Macapili Languille	—	—	—	—	—
Dr Constanze Ulmer-Eilfort	—	—	—	—	—
Dr Duncan McHale	—	—	—	—	—
Wesley Wheeler	3,188*	—	—	—	—

*Wesley Wheeler acquired 6,375 ADRs, each representing one-half of one ordinary share, no par value per share,

Pursuant to Article 19 of the European Market Abuse Regulation (EU-Marktmissbrauchsverordnung), the above tables and information list the number of Company shares held and rights for such shares granted to each board member as of 30 June 2024 separately for each member of Evotec's Management Board.

RISKS AND OPPORTUNITIES MANAGEMENT

The risks and opportunities described in Evotec's Annual Report 2023 on pages 52 to 70 remain mainly unchanged. At present, no risks have been identified that either individually or in combination could endanger the continued existence of Evotec SE.

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GENERAL MARKET AND HEALTHCARE ENVIRONMENT Trends in the pharmaceutical and biotechnology sector The biopharmaceutical industry is still affected by a number of negative market developments and indicators, starting back in the second half of 2023. Workforce reductions, ceasing operations and a wait and see approach is ongoing, described in Evotec’s Annual Report 2023 on page 34. Please see Evotec’s Annual Report 2023 for further information. THE EVOTEC SHARE Performance of the Evotec share in the first six months of 2024 The Evotec share started the year 2024 at € 21.28 and closed on 28 June 2024 at € 8.98. The departure of the former CEO on 3 January 2024 triggered a sharp share price correction that was completed on 12 February at a price of € 14.22. Supported by news related to operating progress, the share price stabilised at that level during March 2024. On 24 April 2024, following the announcement of the business figures for 2023 and the release of plans to refocus the business,, Evotec recorded a further drop in its share price to minimum € 7.34 on 19 June 2024. The announcement by Evotec and Sandoz to expand their technology partnership for the development and commercial manufacturing of biosimilars as well as the release on a multi-year master research collaboration with Pfizer, caused a moderate recovery in early July. Based on the closing price as of 30 June 2024 of € 8.98, the Evotec share traded 58% lower than at the end of 2023, significantly underperforming both benchmark indices, TecDAX (0%) and the MDAX (-7%). INTERIM STATEMENT 6M 2024 11 11

evotec INTERIM STATEMENT 6M 2024

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS[1]

Evotec SE and Subsidiaries
***Consolidated interim income statement for the period from 1 January to 30 June 2024* and 30 June 2023**

in k€ except share and per share data	***Note reference***	***Six months ended 30 June 2024***	***Six months ended 30 June 2023***	***Three months ended 30 June 2024***	***Three months ended 30 June 2023***
Revenue	6	390,850	383,835	182,123	170,279
Costs of revenue		(340,348)	(284,275)	(166,382)	(123,956)
Gross profit		**50,501**	**99,560**	**15,742**	**46,324**
Operating income (expense)					
– Research and development		(29,253)	(30,863)	(13,011)	(12,377)
– Selling, general and administrative expense		(91,905)	(88,192)	(45,969)	(45,609)
– Other operating income		24,233	38,485	11,552	17,777
– Other operating expense		(7,933)	(37,644)	(4,464)	(37,284)
– Impairments of intangible assets		–	(5,119)	–	(5,119)
– Reorganization costs	12	(68,456)	–	(68,456)	–
Total operating income (expense)		**(173,314)**	**(123,333)**	**(120,347)**	**(82,612)**
Operating income (loss)		**(122,813)**	**(23,773)**	**(104,606)**	**(36,288)**
Non-operating income (expense)					
Gain (loss) on investment in financial instruments reevaluation		(8,555)	5,567	(393)	8,065
Share of profit (loss) and reevaluation of at-equity investments		403	(7,149)	1,454	(3,090)
Other Financial income		1,884	5,678	467	2,826
Other Financial expense		(5,416)	(5,038)	(2,743)	(2,540)
Other non-operating income (expense)		3,260	(1,937)	1,366	10,590
Total non-operating income (expense)		**(8,423)**	**(2,879)**	**151**	**15,851**
Net Income (loss) before taxes		**(131,236)**	**(26,652)**	**(104,455)**	**(20,437)**
– Income taxes	14	15,632	(2,175)	9,523	5,508
Net income (loss)		**(115,605)**	**(28,828)**	**(94,932)**	**(14,929)**
Weighted average shares outstanding		**177,242,377**	**176,935,744**	**177,303,470**	**176,935,744**
Net result per share		**(0.65)**	**(0.16)**	**(0.54)**	**(0.08)**

[1] *) Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.*

12

Evotec SE and Subsidiaries Consolidated interim statement of comprehensive income (loss) for the six months ended 30 June 2024 and 30 June 2023 in k€ Six months ended 30 June 2024 Six months ended 30 June 2023 Three months ended 30 June 2024 Three months ended 30 June 2023 Net income (loss) (115,605) (28,828) (94,932) (14,929) Accumulated other comprehensive income Items which are not re-classified to the income statement Revaluation of equity investments (3,856) 1,861 (2,134) 865 Items which have to be re-classified to the income statement at a later date Foreign currency translation 11,176 4,264 3,995 5,475 Revaluation and disposal of other short-term investments measured at fair value through other comprehensive income (1,382) 4,225 (3,649) (4,216) Other comprehensive income (loss) 5,938 10,350 (1,788) 2,124 Total comprehensive income (loss) (109,667) (18,478) (96,720) (12,805) INTERIM STATEMENT 6M 2024 13 13

Evotec SE and Subsidiaries Consolidated interim statement of financial position as of 30 June 2024 and as of 31 December 2023 in k€ Note reference as of 30 June 2024 as of 31 December 2023 ASSETS Current Assets: — Cash and cash equivalents 221,883 510,909 — Investments 13 76,983 93,203 — Trade and other receivables 120,250 98,396 — Contract assets 35,409 25,000 — Inventories 37,343 30,890 — Current tax assets 104,531 80,659 — Other current financial assets including derivatives 10,352 12,759 — Prepaid expenses and other current assets 48,754 51,345 Total current assets 655,505 903,162 Non-current assets: — Non-current investments and other non-current financial assets 124,223 139,023 — Investments in associates and Joint ventures 9 5,058 3,071 — Property, plant and equipment 7 819,733 806,563 — Intangible assets and Goodwill 8 296,120 291,089 — Deferred tax assets 29,376 14,330 — Non-current tax assets 68,878 94,393 — Other non-current assets — 837 Total non-current assets 1,343,388 1,349,306 Total assets 1,998,893 2,252,468 INTERIM STATEMENT 6M 2024 14 14 in k€ Note reference as of 30 June 2024 as of 31 December 2023 LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities: — Current financial liabilities 10 45,330 149,096 — Trade and other payables 86,942 134,319 — Contract liabilities 96,647 97,587 — Deferred income 9,621 10,268 — Provisions 12 83,469 45,165 — Current income tax liabilities 8,394 5,565 — Other current liabilities 27,075 22,572 Total current liabilities 357,479 464,573 Non-current liabilities: — Non-current financial liabilities 10 428,181 477,112 — Deferred tax liabilities 14,972 18,137 — Provisions 12 36,167 16,063 — Contract liabilities 127,671 155,287 — Other non-current liabilities 22,958 1,387 Total non-current liabilities 629,948 667,987 Stockholders’ equity: — Share capital 11 177,553 177,186 — Additional paid-in capital 1,450,513 1,449,654 — Retained Earnings (591,896) (476,290) — Accumulated other comprehensive income (24,704) (30,643) Total stockholders' equity 1,011,466 1,119,908 Total liabilities and stockholders’ equity 1,998,893 2,252,468 INTERIM STATEMENT 6M 2024 15 15

Evotec SE and Subsidiaries Condensed consolidated interim statement of cash flows for the six months ended 30 June 2024 and 30 June 2023 in k€ Six months ended 30 June 2024 Six months ended 30 June 2023 Cash flow from operating activities: — Net income (loss) (115,605) (28,828) — Adjustments to reconcile net income to net cash provided by operating activities 91,267 59,695 — Change in assets and liabilities1 (74,261) (38,121) Net cash provided by (used in) operating activities (98,598) (7,254) Cash flow from investing activities: — Interest Received1 2,722 5,554 — Purchase of property, plant and equipment2 (75,490) (104,034) — Proceeds from sale of property, plant and equipment 503 — — Acquisition of intangible assets and development expenditures (3,331) — — Purchase of investments in associated companies and other long-term investments and convertibles (7,776) (9,210) — Acquisition of current investments (8,000) (19,203) — Proceeds from sale of current investments 25,116 160,818 — Proceeds from Government Grants2 4,066 379 — Dividends received — 424 Net cash provided by (used in) investing activities (62,189) 34,728 Cash flow from financing activities: — Proceeds from capital increase 154 — — Interest Paid1 (3,858) (4,254) — Proceeds from loans 960 20,807 — Proceeds from option exercise 368 233 — Repayment of loans (110,329) (2,280) — Repayment of lease obligation (12,205) (8,281) Net cash provided by (used in) financing activities (124,911) 6,226 Net increase (decrease) in cash and cash equivalents (285,699) 33,700 Exchange rate difference (3,327) 10,899 Cash and cash equivalents at beginning of year 510,908 415,155 Cash and cash equivalents at end of the period 221,883 459,752 1 Interest received and interest paid are reallocated from the operating cash flow to the investing cash flow and the financing cash flow, respectively. Hence, the previous year figures deviate from the figures published in the half-year report 2023. The change was made to provide a clearer picture of the financial position. 2 Proceeds from government grants have been reclassified from “Purchase of property, plant and equipment” to a separate line within the investing cash flow. INTERIM STATEMENT 6M 2024 16 16 evotec INTERIM STATEMENT 6M 2024

Evotec SE and Subsidiaries
Interim consolidated statement of changes in stockholder´s equity of the six months ended 30 June 2024 and 31 December 2023

in k€ except share data	Share capital: Shares	Share capital: Amount	Additional paid-in capital	Income and expense recognized in other comprehensive income: Foreign currency translation	Income and expense recognized in other comprehensive income: Revaluation reserve	Retained Earnings	Total stockholders' equity
Balance at 1 January 2023	**176,952,653**	**176,953**	**1,440,010**	**(16,289)**	**(21,113)**	**(392,377)**	**1,187,184**
Exercised stock options	233,083	233	–	–	–	–	233
Stock option plan	–	–	9,630	–	–	–	9,630
Transaction costs	–	–	14	–	–	–	–
Deferred and current tax on future deductible expenses	–	–	–	–	–	–	–
Other comprehensive income	–	–	–	(1,760)	8,519	–	6,759
Net income (loss) for the period	–	–	–	–	–	(83,913)	(83,913)
Total comprehensive income (loss)	**–**	**–**	**–**	**(1,760)**	**8,519**	**(83,913)**	**(77,153)**
Balance at 31 December 2023	**177,185,736**	**177,186**	**1,449,654**	**(18,049)**	**(12,594)**	**(476,290)**	**1,119,908**
Balance at 1 January 2024	**177,185,736**	**177,186**	**1,449,654**	**(18,049)**	**(12,594)**	**(476,290)**	**1,119,908**
Exercised stock options	367,648	368	153	–	–	–	521
Stock option plan	–	–	705	–	–	–	705
Transaction costs	–	–	–	–	–	–	–
Deferred and current tax on future deductible expenses	–	–	–	–	–	–	–
Other comprehensive income	–	–	–	11,176	(5,238)	–	5,938
Net income (loss) for the period	–	–	–	–	–	(115,605)	(115,605)
Total comprehensive income	**–**	**–**	**–**	**11,176**	**(5,238)**	**(115,605)**	**(109,667)**
Balance at 30 June 2024	**177,553,384**	**177,553**	**1,450,512**	**(6,873)**	**(17,832)**	**(591,895)**	**1,011,466**

17

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1. Corporate information Evotec SE (‘’Evotec’’ or the ‘’Company’’), is a drug discovery and development company, continuously driving innovative approaches to develop new pharmaceutical products through discovery alliances and development partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners. Evotec SE, located in Hamburg (Essener Bogen 7, 22419 Hamburg, Germany) is registered in the Commercial Registry of Hamburg with HRB 156381. The Company was founded on 8 December 1993, and is listed on the Frankfurt Stock Exchange (XETRA) since 10 November 1999, Segment Prime Standard, under the ticker “EVT“ as well as on NASDAQ, New York, USA under the trading symbol “EVO“ since 8 November 2021. 2. Basis of presentation The interim condensed consolidated financial statements for the six months ended 30 June 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed in the European Union. The Group has prepared the interim condensed financial statements on the basis that it will continue to operate as a going concern. The Group considers that there are no material uncertainties that may cast significant doubt over this assumption. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s consolidated financial statements and accompanying notes for the year ended 31 December 2023. All majority-owned subsidiaries of the Company are included in the interim condensed consolidated financial statements and intercompany transactions have been eliminated in consolidation. The interim condensed financial statements are presented in Euros, due to rounding, amounts may not add up to totals provided. 3. New standards, interpretations and amendments adopted by the Group The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statement for the year ended 31 December 2023. The following amendments became effective as of 1 January 2024: -Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an investor and its Associate or Joint Venture -Amendment to IAS 12 - International Tax Reform - Pillar Two Model Rules -Amendment to IFRS 16 - Lease Liability in a Sale and Leaseback -Amendment to IAS 1 - Classification of liabilities as Current or Non-Current (including Amendment to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date issued in July 2020) -Amendments to IAS 1 - Non-current Liabilities with covenants -Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. INTERIM STATEMENT 6M 2024 18 18

The Group falls within the scope of application of the so-called Pillar II framework, that entered into effect in the German legislation on 28 December 2023 and is effective for the financial years beginning 1 January 2024. As the Group is in scope of the Pillar II legislation the Group may be liable to pay a top-up tax for each jurisdiction having an effective tax rate below 15%. During the transitional period from 2024 to 2026, the top-up tax can, upon request, be deemed zero for a jurisdiction where the requirements of the Country-by-Country Reporting safe harbour rules are met. The Group has exercised this option and based on its assessment, each jurisdiction in which the Group operates will meet the safe harbour test, i.e. no top-up taxes are expected for the financial year 2024. 4. Significant Information for the period Effective 15 June 2024, Aurélie Dalbiez joined Management Board as Chief People Officer. 5. Segment information For the six months period ended 30 June 2024, the Management Board made the decision to update the reportable segments to better steer the business and to reflect the underlying trends, evolutions and activities of the various Business Areas the Group is involved in. The Group believes that the two new reportable segments: Shared R&D and Just - Evotec Biologics represent fairly and provide a better information to external stakeholders on how resources are allocated and manage the Group’s overall performance. Intersegment revenues are valued with a price comparable to other third-party revenues. The evaluation of each reportable segment by the management is performed based on revenues and adjusted EBITDA. INTERIM STATEMENT 6M 2024 19 19 evotec
INTERIM STATEMENT 6M 2024

The segment information for the first six months of 2024 and 2023 are as follows:

	Six months ended 30 June 2024				*Six months ended 30 June 2023*			
In k€	*Shared R&D*	*Just - Evotec Biologics*	*Inter-segment Eliminations*	*Evotec Group*	*Shared R&D*	*Just - Evotec Biologics*	*Inter-segment Eliminations*	*Evotec Group*
Revenues[1)]	302,379	88,471	–	390,850	324,848	58,987	–	383,835
Intersegment revenues	–	453	(453)	–	–	–	–	–
Costs of revenues	(259,536)	(81,017)	204	(340,348)	(242,763)	(41,512)	–	(284,275)
Gross profit	**42,843**	**7,907**	**(249)**	**50,501**	**82,085**	**17,475**	**–**	**99,560**
Operating income and (expenses)								
R&D expenses[2)]	(29,348)	(154)	249	(29,253)	(30,983)	121	–	(30,863)
SG&A expenses	(74,859)	(17,046)	–	(91,905)	(73,469)	(14,723)	–	(88,192)
Other operating income	23,127	1,106	–	24,233	37,450	1,036	–	38,486
Other operating expense	(7,933)	–	–	(7,933)	(28,225)	(9,420)	–	(37,645)
Impairments of intangible assets	–	–	–	–	(5,119)	–	–	(5,119)
Reorganization costs	(67,447)	(1,009)	–	(68,456)	–	–	–	–
Operating income (loss)	**(113,617)**	**(9,196)**	**–**	**(122,813)**	**(18,262)**	**(5,511)**	**–**	**(23,773)**

1) Group revenues would have amounted to €389.8 m at constant exchange rates
2) H1 2023 includes € 1.8 m partnered R&D, not applicable in H1 2024

The EBITDA adjusted for the first six months 2024 is derived from Operating income (loss) as follows:

In k€	Shared R&D	Just Evotec Biologics	Evotec Group
Operating Income (Loss)	(113,617)	(9,196)	(122,813)
plus depreciation of tangible assets	34,258	11,487	45,745
plus impairment of intangible assets	–	–	–
plus amortization of intangible assets	3,064	–	3,064
plus external cyber-related costs	5,081	–	5,081
plus reorganization costs	67,447	1,009	68,456
Adjusted EBITDA	**(3,767)**	**3,300**	**(467)**

20

evotec INTERIM STATEMENT 6M 2024

The EBITDA adjusted for the first six months 2023 is derived from Operating income (loss) as follows:

In k€	Shared R&D	Just Evotec Biologics	Evotec Group
Operating Income (Loss)	(18,262)	(5,511)	(23,773)
plus depreciation of tangible assets	30,579	10,271	40,851
plus impairment of intangible assets	5,119	–	5,119
plus amortization of intangible assets	3,904	–	3,904
plus external cyber-related costs	7,818	–	7,818
plus reorganization costs	–	–	–
Adjusted EBITDA[1)]	**29,158**	**4,760**	**33,919**

1) As of Q3 2023, the external,one-off related cyber expenses are excluded from Adjusted Group EBITDA and amount to €5.1 m in H1 2024 (H1 2023: € 7.8 m). Internal costs of recovery are included in Adjusted Group EBITDA. Adjusted EBITDA as of H1 2023 has been adjusted accordingly in order to reflect this new defintion.

6. Revenues

The following table shows the breakdown of the revenue the Group recognized for the first six months 2024 and includes revenue:

		6 months	
in k€	***Shared R&D***	***Just Evotec Biologics***	***Total***
Revenues from contracts with customers			
Fee for service and FTE-based research payments	252,896	88,471	341,367
Recharges*	41,952	–	41,952
Compound access fees	304	–	304
Milestone fees	–	–	–
Licenses	133	–	133
Total revenue from contracts with customers	**295,286**	**88,471**	**383,757**
Timing of revenue recognition			
At a point in time	41,952	25,961	67,913
Over a period of time	253,334	62,510	315,843
Total revenue from contracts with customers	**295,286**	**88,471**	**383,757**
Revenues by region			
USA	180,261	42,486	222,747
Germany	14,271	–	14,271
France	10,100	–	10,100
United Kingdom	42,616	70	42,687
Switzerland	10,927	45,607	56,534
Rest of the World	37,111	307	37,418
Total revenue from contracts with customers	**295,286**	**88,471**	**383,757**
Revenue from contributions	7,093	–	7,093
Total Revenue	**302,379**	**88,471**	**390,850**

*) Comprises of material re-charges to the customer

21

The following schedule shows the breakdown of the revenue the Group recognized for the first six months 2023 and includes revenue: 6 months in k€ Shared R&D Just Evotec Biologics Total Revenues from contracts with customers Fee for service and FTE-based research payments 296,444 58,987 355,432 Recharges* 17,731 — 17,731 Compound access fees 1,875 — 1,875 Milestone fees 4,154 — 4,154 Licenses 105 — 105 Total revenue from contracts with customers 320,309 58,987 379,296 Timing of revenue recognition At a point in time 21,885 — 21,885 Over a period of time 298,424 58,987 357,411 Total revenue from contracts with customers 320,309 58,987 379,296 Revenues by region USA 198,346 16,490 214,836 Germany 18,181 — 18,181 France 16,049 — 16,049 United Kingdom 40,132 — 40,132 Switzerland 8,842 42,498 51,340 Rest of the World 38,758 — 38,758 Total revenue from contracts with customers 320,309 58,987 379,296 Revenue from contributions 4,539 — 4,539 Total Revenue 324,848 58,987 383,835 *) Comprises of material re-charges to the customer Included in revenues from contracts with customers are bad debt expenses that lowered revenue by k€ 4,910 (first six months 2023: k€ 622). 7. Property, plant and equipment Property, plant and equipment amounted to k€ 819,733 as of 30 June 2024 (31 December 2023: k€ 806,563) and included owned property, plant and equipment as well as right-of-use assets. The increase is mainly related to additions of k€ 77,067, especially in JUST production facilities (k€ 53,215), partially offset by depreciation k€ (45,754) and the premature termination of lease contracts k€ (12,547) in connection with the reorganization. 8. Goodwill and other intangible assets Goodwill: Goodwill amounted to k€ 279,541 as of 30 June 2024, versus k€ 275,635 as of as of 31 December 2023. The movement during the period was due to the impact of changes in exchange rates. INTERIM STATEMENT 6M 2024 22 22

The Group performs its annual impairment test over goodwill in the fourth quarter of the fiscal year and when circumstances indicate that the carrying value may be impaired. The Group’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units are disclosed in the Group’s consolidated financial statements for the year ended 31 December 2023. Based on the analysis of the business performance as of and for the six months ended 30 June 2024, the Group has not identified any impairment trigger. Finite lived intangible assets: The Group also reviews its finite lived intangible assets for impairment whenever triggering events or changes in circumstances indicate that carrying amount value may not be recoverable. Following this review, the Group has not identified any impairment trigger. As of 31 December 2023, the review led to the recognition of an impairment loss of k€ 5,011. 9. Equity investments The following table summarizes the development of the investments in associates during six months ended 30 June 2024: In k€ Centauri Therapeutics GmbH Dark Blue Therapeutics Ltd. Autobahn Labs LLC Insignificant investments Total Balance at 1 Jan 2024 2,179 — — 892 3,071 Investment — — 1,378 206 1,584 Share of profit in associate (349) 3,031 (1,378) (900) 403 Impairment — — — — — Dividend earned — — — — — Divestment — — — — — Reclassification due to change of control — — — — — Balance at 30 June 2024 1,830 3,031 — 198 5,058 INTERIM STATEMENT 6M 2024 23 23

evotec INTERIM STATEMENT 6M 2024

The following table provides the development of the investments in associates during year 2023:

In k€	Autobahn Labs LLC	Centauri Therapeutics GmbH	Curexsys GmbH	Dark Blue Therapeutics Ltd.	Topas Therapeutics GmbH	Tucana Biosciences Inc.	Insignificant investments	Total
Balance at 1 Jan 2023	**1,371**	**–**	**3,967**	**4,022**	**405**	**2,325**	**3,954**	**16,043**
Investment	2,360	3,455	–	–	2,023	–	–	7,838
Share of profit in associate	(3,730)	(309)	(968)	(4,022)	(2,428)	(775)	(650)	(12,881)
Impairment	–	(3,336)	(2,999)	–	–	(579)	(960)	(7,875)
Dividend earned	–	–	–	–	–	–	(424)	(424)
Divestment	–	–	–	–	–	(970)	–	(970)
Reclassification due to a change of control	–	2,369	–	–	–	–	(1,029)	1,341
Balance at 31 Dec 2023	**–**	***2,179***	**–**	**–**	**–**	**–**	***892***	***3,071***

10. Current and non-current financial liabilities

The decrease of current financial liabilities to k€ 45,330 (as of 31 December 2023: k€ 149,096) is mainly due to the repayment of a "Schuldscheindarlehen" (k€ 108,500) and the related interest (k€ 3,500).

Non-current financial liabilities decreased to k€ 428,181 (2023: k€ 477,112). The decrease is related to the termination of lease contracts (k€ 17,173) as well as reclasses to current financial liabilities (k€ 14,535) and other non-current liabilities (k€ 20,800) due to the reclassification of funding received for a forgivable loan.

Some of the Group's borrowing is subject to covenants based on Net Debt leverage. The Group has determined that it would not meet some of those covenants as of 30 June 2024 and 30 September 2024, and has subsequently obtained waivers before 30 June 2024. The Group expects to meet its financial covenants in the following periods going forward.

11. Changes in shareholder´s equity and potentially dilutive instruments

In the six months ended 30 June 2024 a total of 536,044 Share Performance Awards were granted. Thereof, 117,292 awards were given to the members of the Management Board. The remaining number of awards were given to other key employees. In addition, a total of 591,829 restricted share units were granted in the six months ended 30 June 2024. These restricted share units were only given to key employees.

During the first half of 2024, 367,649 shares were issued through the exercise of Share Performance Awards which increased stockholder's equity. In addition, 43,824 shares were issued through the exercise of restricted share units which were settled via treasury shares.

24

12. Reorganization On April 24, 2024 as part of the publication of the 2023 Annual Results, the Group announced that it was currently assessing its current footprint and activities. As of June 30, 2024, the Group has recognized a provision of k€ (64,527) to cover the expected and estimated costs associated with the reorganization. Estimated reorganization costs mainly include employee termination benefits, Real Estate footprint optimization and other direct costs associated with the reorganization. 13. Financial risk management The Group’s activities expose it to a variety of financial risks such as currency risks, interest rate risks, credit risks and liquidity risks. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required. Additional disclosures can be found in the “Risks and opportunities” described in Evotec’s Annual Report 2023 on pages 52 to 70. There have not been significant changes to the risk management approach or to risk management policies since 31 December 2023. Fair value of financial assets and liabilities: The Group classifies its fair value measurements using a fair value hierarchy that reflects the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The fair value hierarchy has the following levels: ▪ Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities that the Company can access at the measurement date. ▪ Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). ▪ Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability. The carrying amounts and fair values of the financial assets and liabilities measured at fair value and financial liabilities measured at amortized cost as of 30 June 2024 and as of 31 December 2023 are shown in the tables below. Financial assets measured at amortized cost approximate their carrying amounts in the statement of financial position. INTERIM STATEMENT 6M 2024 25 25

30 June 2024 in k€ Carrying amount Fair value Level 1 Level 2 Level 3 Financial assets Equity instruments 116,937 116,937 66,866 703 49,368 Other financial assets 5,370 5,370 — — 5,370 Derivative financial instruments 856 856 — 856 — Financial assets carried at FVTPL 123,163 123,163 66,866 1,560 54,738 Equity instruments 3,628 3,628 — — — Current investments 81,468 81,468 — — — Financial assets carried at FVTOCI 85,096 85,096 — — — Financial assets carried at fair value 208,259 208,259 66,866 1,560 54,738 Financial liabilities Contingent consideration (311) (311) — — (311) Derivative financial instruments (1,656) (1,656) — (1,656) — Financial Liabilities carried at FVTPL (1,967) (1,967) — (1,656) (311) Trade accounts payables (86,942) (86,942) — — — Loans and borrowings (306,709) (269,061) — — — Other liabilities (164,754) (164,754) — — — Financial liabilities carried at amortized costs (558,405) (520,757) — — — Total financial liabilities (560,372) (522,724) — (1,656) (311) 31 December 2023 in k€ Carrying amount Fair value Level 1 Level 2 Level 3 Financial assets Equity instruments 128,109 128,109 81,417 9,543 37,149 Other financial assets 3,179 3,179 — — 3,179 Derivative financial instruments 6,137 6,137 — 6,137 — Financial assets carried at FVTPL 137,425 137,425 81,417 15,680 40,328 Equity instruments 7,484 7,484 7,484 — — Current investments 321,550 321,550 321,550 — — Financial assets carried at FVTOCI 329,034 329,034 329,034 — — Financial assets carried at fair value 466,459 466,459 410,451 15,680 40,328 Financial liabilities Contingent consideration (311) (311) — — (311) Derivative financial instruments (193) (193) (193) — — Financial Liabilities carried at FVTPL (504) (504) (193) — (311) Trade accounts payables (134,319) (134,319) — — — Loans and borrowings (437,058) (380,204) — — — Other liabilities (190,527) (190,527) — — — Financial liabilities carried at amortized costs (761,904) (705,050) — — — Total financial liabilities (762,408) (705,554) (193) — (311) INTERIM STATEMENT 6M 2024 26 26

There were no changes in the Group´s valuation process, valuation techniques and types of inputs used in the fair value measurements during the period. Apart from borrowings, the Group considers the carrying value of the financial instruments to approximate their fair value. The following shows the development of the fair values of Level 3 for the six months ended 30 June 2024 and during year 2023: in k€ Equity Instruments and other financial assets Contingent Consideration Balance as of 1 January 2024 40,328 (311) Exchange rate differences 49 — Additions 6,196 — Disposals — — Transfer from Level 3 to Level 2 (703) — Transfer from Level 2 to Level 3 9,543 — Fair Value Change (675) — Balance as of 30 June 2024 54,738 (311) in k€ Equity Instruments and other financial assets Contingent Consideration Balance as of 1 January 2023 53,875 (306) Exchange rate differences — — Additions 14,028 — Disposals (3,523) — Transfer from Level 3 to Level 2 (10,909) — Transfer from Level 2 to Level 3 — — Fair Value Change (13,144) (5) Balance as of 31 December 2023 40,328 (311) Currency risk: Foreign exchange exposure also arises because of inter-company loans and deposits. When the lending company enters such arrangements, the financing is generally provided in the functional currency of the subsidiary entity. When such loans would be part of the net investment in the subsidiary, net investment hedging would be applied. Translation exposure of foreign-currency equity invested in consolidated entities is generally not hedged. INTERIM STATEMENT 6M 2024 27 27

14. Income taxes The income tax amounted to an income of k€ 15,632 for the first six months 2024 compared to an income tax expense of k€ (2,175) for the six months ended 30 June 2023. This change is mainly driven by decreased gross profits and reorganization expenses resulting in additional tax loss carry forwards in Germany. 15. Related party transactions Except for the transactions described in Evotec’s Annual Report 2023 Note (19) on page 122, no other material transactions with related parties were entered into in the first six months 2024. 16. Subsequent events The Supervisory Board of Evotec SE has appointed Dr Christian Wojczewski as new Chief Executive Officer with effect from 1 July 2024. On July 30, 2024, Evotec signed a syndicated loan facility in the amount of €250 million with a consortium of major international financial institutions to support ongoing operations and strategic initiatives for future growth. On August 6, 2024, Evotec issued an updated guidance for FY2024. The Group expects revenue to be in the range of €790 million to €820 million (previously low to mid-single digit percentage growth of 2023 revenue (2023: €781.4 million)), an adjusted EBITDA in the range of €15 million to €35 million (previously mid-double digit percentage growth of 2023 adjusted EBITDA (2023: €66.4 million)) and unpartnered R&D expenditures in the range of €50 million to €60 million (previously mid-single to low double digit percentage reduction of 2023 unpartnered R&D expenditures (2023: €64.8 million)). INTERIM STATEMENT 6M 2024 28 28

III. RESPONSIBILITY STATEMENT To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, the Interim Condensed Consolidated Financial Statements give a true and fair view of the assets, liabilities, financial position and financial results of the Group, and the Group Interim Management Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group. 14 August 2024 Dr Christian Wojczewski Dr Cord Dohrmann Dr Matthias Evers Chief Executive Officer Chief Scientific Officer Chief Business Officer Dr Craig Johnstone Laetitia Rouxel Aurélie Dalbiez Chief Operating Officer Chief Financial Officer Chief People Officer INTERIM STATEMENT 6M 2024 29 29

Financial calendar 2024 8 November 2024 Quarterly Statement 9M 2024 FORWARD-LOOKING STATEMENTS This half-year interim statement contains forward-looking statements concerning future events, Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements, Such statements include comments regarding Evotec’s expectations for revenues, Adjusted Group EBITDA and unpartnered R&D expenses, These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made, No assurance can be given that such expectations will prove to have been correct, These statements involve known and unknown risks and are based upon a few assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec, Factors that could cause actual results to differ are discussed under the heading "Risk Factors" in our Annual Report for the year ended 31 December 2022, Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. NON-IFRS METRICS This interim report includes certain financial measures and metrics not based on IFRS, including Adjusted Group EBITDA. We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out). Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby reducing the usefulness of our Adjusted EBITDA as a tool for comparison. INTERIM STATEMENT 6M 2024 30 30

The following table shows the reconciliation of net income to Adjusted EBITDA: in T€ Evotec Group 6M 2024 Evotec Group 6M 2023 Net income (115,605) (28,828) - Interest expense (net) 3,532 (640) - Tax expense (15,632) 2,175 - Impairment of tangible assets 45,745 40,851 - Amortization of intangible assets 3,064 3,904 EBITDA (78,895) 17,462 - Measurement gains from investments 8,555 (5,567) - Share of loss of associates accounted for using the equity method (403) 7,149 - Foreign currency exchange (loss) gain, net — — - Other non-operating income, net (3,260) 1,937 - One-Off External Cyber-related Costs 5,081 7,818 - Reorganization Costs 68,456 — Adjusted EBITDA (467) 33,919 INTERIM STATEMENT 6M 2024 31 31